Domestic Brands Inc.
Successor to Charles & Company
Balance Sheets
(Unaudited)

	December 31, 2018	December 31, 2017	December 31, 2016
ASSETS			
Cash	$ -	$ 7	$ 24
Accounts receivable	18,362		
Inventory	675	1,856	-
Total current assets	19,037	1,863	24
Machinery and equipment	2,264		
TOTAL ASSETS	$ 21,301	$ 1,863	$ 24
LIABILITIES AND SHAREHOLDERS' EQUITY			
Accounts payable and accrued liabilities	$ 1,228	$ -	$ -
Note payable	2,778	-	-
Total current liabilities	4,006	-	-
Long-term debt	6,084	-	-
Commitments and contingencies	-	-	-
Common sotck, par value $0.00001	55	-	-
Capital in excess of par value	10,138	10,000	10,000
Retained earnings (deficit)	1,018	(8,137)	(9,976)
Total shareholders' equity	11,211	1,863	24
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 21,301	$ 1,863	$ 24